UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                      TRANS WORLD ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  89336 Q 10 0
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                                 (CUSIP Number)

                                Robert J. Higgins
--------------------------------------------------------------------------------
                               38 Corporate Circle
                             Albany, New York 12203
                                 (518) 452-1242
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                November 28, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box:   [ ]

                                      SCHEDULE 13D

---------------------------------                           --------------------
CUSIP No.89336 Q 10 0                                       Page 1 of 8 Pages
---------------------------------                           --------------------
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert J. Higgins
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
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    4       SOURCE OF FUNDS

            PF; OO
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                15,676,030
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              50,550*
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                15,676,030
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,550*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,726,580*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)        [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.8%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

* Excludes 3,704,115 shares of Company Common Stock (as hereinafter defined) that may be deemed to be beneficially owned, directly and indirectly, by Bryant R. Riley, as managing member of Riley Investment Management LLC. See Item 5 of this Schedule 13D.

     This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") is being filed on behalf of Robert J. Higgins. This Schedule 13D relates to the common stock, par value $0.01 per share (the "Company Common Stock"), of Trans World Entertainment Corporation, a New York corporation (the "Company").

     Prior to filing this Schedule 13D with the Securities and Exchange Commission (the "Commission"), Mr. Higgins reported his beneficial ownership of Company Common Stock on Schedule 13G pursuant to Section 13(g) of, and Rule 13d-1(d) under, the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Exchange Act.

Item 1.   Security and Issuer.

     This Schedule 13D relates to the Company Common Stock. The address of the principal executive offices of the Company is 38 Corporate Circle, Albany, New York 12203.

Item 2.   Identity and Background.

     (a) This Schedule 13D is being filed on behalf of Mr. Higgins.

     (b) The principal business address of Mr. Higgins is 38 Corporate Circle, Albany, New York 12203.

     (c) The principal occupation of Mr. Higgins is Chairman and Chief Executive Officer of the Company, which is a specialty retailer of music, video, video games and other related products. The principal business address of the Company is 38 Corporate Circle, Albany, New York 12203.

     (d) Mr. Higgins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Higgins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Higgins is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Higgins acquired 12,263,530 of the shares of the Company Common Stock reported in this Schedule 13D as beneficially owned by him pursuant to purchases, in each case with his personal funds, for the aggregate amount of $4,665,843. In addition, Mr. Higgins has beneficial ownership of 137,500 shares of Company Common Stock and 50,550 shares of Company Common Stock owned by the Higgins Family Foundation and Mr. Higgins' wife, respectively, and has received from the Company, without the payment of consideration therefor, grants of options with respect to 3,275,000 shares of Company Common Stock under the Company's share award plans.

Item 4.   Purpose of Transaction.

     On November 7, 2007, Mr. Higgins made a non-binding proposal to the Special Committee (the "Special Committee") of the Board of Directors of the Company (the "Board of Directors") to acquire all of the shares of the Company Common Stock that are not held by him or related persons or entities for $5.00 per share (the "Proposed Acquisition"). In connection with presenting the Proposed Acquisition to the Special Committee, representatives of Mr. Higgins discussed with representatives of the Special Committee the possibility of Mr. Higgins jointly making the bid with Riley Investment Management LLC ("Riley Investment"), a holder of Company Common Stock, and the concerns that if Mr. Higgins and Riley Investment were to act together with respect to the Company Common Stock or the Proposed Acquisition that Section 912 of the New York Business Corporation Law ("Section 912") could interfere with the Proposed Acquisition and such cooperation could lead to adverse consequences under the Company's Rights Agreement, dated as of August 11, 2000 (the "Rights Plan").

     On November 20, 2007, solely for the purpose of allowing Mr. Higgins and other persons and entities that he deems appropriate (each, a "Subject Person"), including Riley Investment, to act together with respect to the Company Common Stock and the Proposed Acquisition if they could reach an agreement on acting together, the Company, Mr. Higgins, and Riley Investment, entered into a Consent and Agreement (the "Consent Agreement"), pursuant to which the Company represented and warranted, and acknowledged and agreed, that, subject to the terms and conditions of the Consent Agreement, the Special Committee approved any Subject Person with whom Mr. Higgins enters into any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting or disposing of, or acting in concert with respect to, securities of the Company (a "Subject Arrangement") as "interested shareholders" as defined in and for purposes of Section 912. The approval applies only to the extent that a Subject Person would be considered an interested shareholder as a result of a Subject Arrangement that: (i) is for the purpose of, or relates to, the pursuit, negotiation or consummation of any negotiated transaction with the Special Committee that is subject to executed definitive documentation that has been approved by the Board of Directors upon the recommendation of the Special Committee (a "Negotiated Transaction") and (ii) does not related to the pursuit or effectuation of (A) any (x) tender offer, (y) exchange offer or (z) transaction involving the Company's securities or assets that would constitute a "business combination" (as defined in Section 912) if it were with an interested shareholder or (B) any effort to change the composition of the Board of Directors or to solicit proxies over equity securities comprising voting power of the Company, in the case of each of clauses (A) and (B), that is not a Negotiated Transaction or a part of a Negotiated Transaction. This description of the Consent Agreement does not purport to be complete and is qualified in its entirety by reference to the Consent Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

     In addition, on November 20, 2007, the Company amended the Rights Plan to provide that, for purposes of determining whether a Subject Person is an "Acquiring Person" (as defined in the Rights Plan), a Subject Person would not be considered to be a beneficial owner of the Company's voting securities held by Mr. Higgins and specified related parties or any other Subject Person as a result of any Subject Arrangement, subject to substantially similar limitations on the scope of the Subject Arrangement as set forth in the Special Committee's approval for purposes of Section 912 that is contemplated by the Consent and Agreement.

     The Special Committee's approval for purposes of Section 912 will terminate on the fifth business day following receipt by Mr. Higgins and Riley Investment Management LLC ("Riley Investment") of a specified termination notice from the Special Committee. Prior to such termination, Mr. Higgins and Riley Investment must, and must cause their respective controlled related persons to, as promptly as reasonably practical, terminate any Subject Arrangements to which they are a party and pending proposals for Negotiated Transactions, business combinations or other transactions to acquire the Company made pursuant to any such Subject Arrangements.

     On November 28, 2007, Mr. Higgins and Riley Investment entered into a non-binding letter of intent (the "Letter of Intent") with respect to the Proposed Acquisition. Under the Letter of Intent, Mr. Higgins and Riley Investment agreed to form an acquisition vehicle (the "Acquiror") to effect the Proposed Acquisition. The parties agreed that immediately prior to the closing of the transaction, Mr. Higgins, through an acquisition vehicle formed and controlled, directly or indirectly, by him, would contribute at least 12 million shares of Company Common Stock to the Acquiror and Riley Investment, through an acquisition vehicle formed and controlled, directly or indirectly, by it, would contribute at least 3.5 million, but no more than 5.5 million, shares of Company Common Stock to the Acquiror. In addition, under the Letter of Intent, any changes to Mr. Higgins' November 7, 2007 acquisition proposal and any definitive documentation with respect to the Acquisition require the approval of both Mr. Higgins and Riley Investment. However, if Riley Investment does not give its approval, Mr. Higgins may continue with the Proposed Acquisition without Riley Investment's participation. This description of the Letter of Intent does not purport to be complete and is qualified in its entirety by reference to the Letter of Intent, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a), (b) As of the date hereof, the aggregate number and percentage of shares of Company Common Stock beneficially owned by Mr. Higgins (assuming full exercise of his options to purchase shares of Company Common Stock), including the number of shares of Company Common Stock as to which Mr. Higgins has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below.

     According to the Company's Quarterly Report on Form 10-Q for the quarter ended August 4, 2007, filed with the Commission on September 13, 2007 (the "Form 10-Q"), there were 31,081,909 shares of Company Common Stock outstanding as of August 31, 2007.


----------------------- ------------ -------------- ------------ ------------ -------------- ------------ ------------
                                                                  Number of
                        Number of                    Number of     Shares
                          Shares       Number of       Shares       with       Aggregate of    Adjusted    Percent of
                         with Sole    Shares with    with Sole     Shared        Shares        Number of     Shares
                         Power to    Shared Power    Power to      Power to    Beneficially      Shares    Beneficially
   Reporting Person        Vote         to Vote       Dispose      Dispose        Owned       Outstanding    Owned
----------------------- ------------ -------------- ------------ ------------ -------------- ------------ ------------
  Robert J. Higgins      15,676,030    50,550 (2)    15,676,030   50,550 (2)  15,726,580 (3)  34,356,909   45.8% (5)
                             (1)                         (1)                                      (4)
---------------------------

               (1) Consists of (i) 12,263,530 shares of Company Common Stock directly owned by Mr. Higgins, (ii) 3,275,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding and
                    (iii) 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee.

               (2) Consists of 50,550 shares of Company Common Stock owned by Mr. Higgins's spouse, and excludes 3,704,115 shares (the "Disclaimed Shares") of Company Common Stock that may be deemed to be beneficially owned, directly and indirectly, by Bryant R. Riley, as managing member of Riley Investment, and/or Riley Investment, as set forth on the Schedule 13D/A filed by Mr. Riley and certain of his affiliates with the Commission on November 20, 2007. The Disclaimed Shares might be deemed to be beneficially owned by Mr. Higgins by virtue of his and Riley Investment's execution and delivery of the Letter of Intent. Mr. Higgins disclaims beneficial ownership of the Disclaimed Shares.

               (3) Consists of (i) 12,263,530 shares of Company Common Stock directly owned by Mr. Higgins, (ii) 3,275,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding, (iii) 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee, and (iv) 50,550 shares of Company Common Stock owned by Mr. Higgins's spouse, and excludes the Disclaimed Shares. The Disclaimed Shares might be deemed to be beneficially owned by Mr. Higgins by virtue of his and Riley Investment's execution and delivery of the Letter of Intent. Mr. Higgins disclaims beneficial ownership of the Disclaimed Shares.

               (4) Consists of (i) shares of Company Common Stock issued and outstanding as of August 31, 2007, as set forth in the Form 10-Q and (ii) 3,275,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding.

               (5) Based on (i) all shares of Company Common Stock issued and outstanding as of August 31, 2007, as set forth in the Form 10-Q and (ii) 3,275,000 shares of Company Common Stock subject to options held by Mr. Higgins that are vested and outstanding.

     Each of Mr. Higgins and Riley Investment might be deemed to beneficially own the shares of Company Common Stock beneficially owned by the other by virtue of their execution and delivery of the Letter of Intent. If Mr. Higgins and Riley Investment were a group, Mr. Higgins would be deemed to beneficially own the Disclaimed Shares, which would increase his beneficial ownership of Company Common Stock to 19,430,695 shares, or 56.6% of the outstanding shares of Company Common Stock (assuming the full exercise of options to purchase 3,275,000 shares of Company Common Stock that are held by Mr. Higgins). Mr. Higgins disclaims beneficial ownership of the Disclaimed Shares.

     (c) Except for the transactions described in Items 3 and 4 above and this
Item 5, during the last sixty days there were no transactions with respect to the Company Common Stock effected by Mr. Higgins.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Higgins and Riley Investment entered into a Letter of Intent with respect to a non-binding proposal to acquire the Company. The Letter of Intent is described in Item 4 above.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships between Mr. Higgins and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     The following exhibits are being filed with this Schedule 13D:

     Exhibit 1 Consent and Agreement, dated November 20, 2007, by and among Robert J. Higgins, Riley Investment Management LLC and the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Trans World Entertainment Corp., filed with the Securities and Exchange Commission on November 27, 2007)

     Exhibit 2 Letter of Intent, dated November 28, 2007, between Robert J. Higgins and Riley Investment Management LLC

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  December 10, 2007                          /s/ Robert J. Higgins
                                                   -----------------------------
                                                   Name:  Robert J. Higgins

                                  Exhibit Index

       ------------- -----------------------------------------------------------
         Exhibit
          Number                        Description
          ------                        -----------

       ------------- -----------------------------------------------------------
            1 Consent and Agreement, dated November 20, 2007, by and among Robert J. Higgins, Riley Investment Management LLC and the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Trans World Entertainment Corp., filed with the Securities and
                     Exchange Commission on November 27, 2007)
       ------------- -----------------------------------------------------------
            2        Letter of Intent, dated November 28, 2007, between Robert
                     J. Higgins and Riley Investment Management LLC
       ------------- -----------------------------------------------------------